ITEM 77.Q2

            Section 16(a) Beneficial Ownership Reporting Compliance

     Based on the Fund's review of the copies of such forms it receives, the Fund believes that during the calendar year ended 2009, such persons complied with all such applicable filing requirements except for one transaction reported in one late filing made with respect to a Form 4 filed on behalf of Bassett S. Winmill.